UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 31, 2011

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Interim Management Statement dated 31 October 2011

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 31, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: October 31, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

31 October 2011
Barclays PLC - Interim Management Statement

''I am pleased with the performance we have delivered for the first nine months of the year, with profit before tax exceeding £5bn, despite significant economic and market headwinds. These results demonstrate the continued progress towards our 2013 goals through building momentum across retail and corporate banking businesses and strong relative performance by Barclays Capital in difficult market conditions. Our focus on cost reduction continues to deliver results and we are confident that we will exceed the £1bn savings target we set earlier this year.

Our profits before tax have been generated equally across our retail and investment banking businesses, showing the diversity and balance of Barclays. Rock solid capital, funding, and liquidity have been maintained. We will continue to generate sufficient capital for our business needs and do not intend to raise new equity capital. We remain committed to lending in the UK and are on track to exceed our Merlin goals.''

Bob Diamond, Chief Executive

Group Unaudited Results	30.09.11	30.09.10
	£m	£m	% Change
Total income net of insurance claims excluding own credit	22,242	22,968	(3)
Own credit gain/(charge)	2,971	(96)	nm
Total income net of insurance claims	25,213	22,872	10
Credit impairment charges and other provisions	(2,851)	(4,298)	(34)
Impairment of investment in BlackRock, Inc.	(1,800)	-	nm
Net operating income	20,562	18,574	11
Operating expenses excluding provision for payment protection insurance (PPI) redress	(14,488)	(14,476)	-
Provision for PPI redress1	(1,000)	-	nm
Profit before tax	5,066	4,274	19
Own credit (gain)/charge	(2,971)	96	nm
Impairment of investment in BlackRock, Inc.	1,800	-	nm
Provision for PPI redress1	1,000	-	nm
Losses/(gains) on acquisitions and disposals2	120	(134)	nm
Adjusted profit before tax	5,015	4,236	18
Profit after tax	3,349	3,206	4
Profit attributable to equity holders of the parent	2,651	2,480	7
Basic earnings per share	22.2p	21.3p	4
Dividend per share	3.0p	3.0p	-

Capital and Balance Sheet	30.09.11	30.06.11
Core Tier 1 ratio	11.0%	11.0%	nm
Risk weighted assets	£390bn	£395bn	(1)
Adjusted gross leverage	21x	20x	nm
Group liquidity pool	£166bn	£145bn	14
Net asset value per share	439p	423p	4
Net tangible asset value per share	372p	353p	5
Group loan: deposit ratio	116%	118%	nm

	Adjusted3		Statutory
Performance Measures	30.09.11	30.09.10	30.09.11	30.09.10
Return on average shareholders' equity	8.1%	6.5%	6.9%	6.7%
Return on average tangible shareholders' equity	9.7%	7.9%	8.3%	8.1%
Return on average risk weighted assets	1.3%	1.0%	1.1%	1.1%
Cost: income ratio	65%	63%	61%	63%
Cost: net operating income ratio	74%	78%	75%	78%

1      Provision for the settlement of PPI claims following the conclusion of the Judicial Review proceedings. In addition the Group has recognised costs of £13m (2010: 155m) for the settlement of PPI claims unrelated to the Judicial Review
2      2011 includes a £58m loss on disposal of a portion of the Group's strategic investment in BlackRock, Inc. recycled through investment income, and a
        £64m provision relating to the sale of Barclays Bank Russia
3      Adjusted performance metrics and profit before tax reflect the adjusting items disclosed above

Q311 Interim Management Statement

Group Performance

Group Results by Quarter	Q311	Q211	Q111	Q410	Q310	Q210	Q110
	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims (excluding own credit)	7,001	7,491	7,750	8,081	7,238	7,563	8,167
Own credit gain/(charge)	2,882	440	(351)	487	(947)	953	(102)
Total income net of insurance claims	9,883	7,931	7,399	8,568	6,291	8,516	8,065
Credit impairment charges and other provisions	(1,023)	(907)	(921)	(1,374)	(1,218)	(1,572)	(1,508)
Impairment of investment in BlackRock, Inc.	(1,800)	-	-	-	-	-	-
Net operating income	7,060	7,024	6,478	7,194	5,073	6,944	6,557
Operating expenses (excluding provision for PPI redress)	(4,659)	(4,987)	(4,842)	(5,495)	(4,756)	(4,868)	(4,852)
Provision for PPI redress	-	(1,000)	-	-	-	-	-
Total operating expenses	(4,659)	(5,987)	(4,842)	(5,495)	(4,756)	(4,868)	(4,852)
Share of post tax results of associates & JVs	18	19	17	16	9	18	15
Gains/(losses) on acquisitions and disposals	3	(67)	2	76	1	33	100
Profit before tax	2,422	989	1,655	1,791	327	2,127	1,820

Adjusted profit before tax1	1,337	1,674	2,004	1,228	1,273	1,141	1,822

Basic earnings per share	9.7p	4.0p	8.5p	9.1p	0.4p	11.6p	9.3p
Cost: income ratio	47%	75%	65%	64%	76%	57%	60%
Cost: net operating income ratio	66%	85%	75%	76%	94%	70%	74%
Adjusted cost: income ratio1	67%	66%	62%	68%	66%	64%	59%
Adjusted cost: net operating income ratio1	78%	75%	71%	82%	79%	81%	73%

	Adjusted1				Statutory
	Nine Months Ended				Nine Months Ended
Profit Before Tax by Business	30.09.11	30.09.10			30.09.11	30.09.10
UK RBB	1,198	634			798	734
Europe RBB	(109)	(63)			(109)	(34)
Africa RBB	622	550			624	554
Barclaycard	902	561			302	561
Retail and Business Banking	2,613	1,682			1,615	1,815
Barclays Capital	2,698	3,314			5,669	3,218
Barclays Corporate	106	(414)			42	(414)
Corporate and Investment Banking	2,804	2,900			5,711	2,804
Barclays Wealth	153	122			153	122
Investment Management	80	55			(1,778)	55
Head Office Functions and Other Operations	(635)	(523)			(635)	(522)
Group profit before tax	5,015	4,236			5,066	4,274

	30.09.11				30.09.10
Income by Geographic Segment2	£m	%			£m	%
UK	9,476	42			9,395	41
Europe	3,566	16			3,443	15
Americas	4,637	21			5,639	24
Africa and the Middle East	3,784	17			3,614	16
Asia	779	4			877	4
Total income net of insurance claims (excluding own credit)	22,242	100			22,968	100

1        Adjusted profit before tax and adjusted performance metrics have been presented to provide a more consistent basis for comparing business performance between periods. These measures exclude: the impact of own credit; the impairment of the investment in BlackRock, Inc.; the provision for PPI redress; and gains and losses on acquisitions and disposals of subsidiaries, associates, joint ventures and strategic investments
2       Total income net of insurance claims (excluding own credit) based on counterparty location

Capital

- Core Tier 1 remained strong at 11.0% (30 June 2011: 11.0%), with risk weighted assets flat at £390bn (30 June 2011: £395bn). Adjusted gross leverage was 21x (30 June 2011: 20x)

- Eurozone country exposures continue to be managed closely and valued appropriately. The Group's sovereign exposure to Spain, Italy, Portugal, Ireland and Greece reduced in Q3 by 31% to £8.0bn

- £6bn of term funding raised in Q3 2011, making £24bn in 2011 year to date. This compares to full year 2011 term funding maturities of £25bn

- Robust liquidity position with a liquidity pool of £166bn (30 June 2011: £145bn), which represent over a year of wholesale maturities, of which £152bn is FSA-eligible

- Net asset value per share increased 16p to 439p during Q3 and net tangible asset value per share increased 19p to 372p

Returns

- Adjusted return on average shareholders' equity improved to 8.1% (2010: 6.5%) and adjusted return on average tangible shareholders' equity improved to 9.7% (2010: 7.9%). These returns on a statutory basis improved to 6.9% (2010: 6.7%) and 8.3% (2010: 8.1%) respectively

- Adjusted profit before tax of £5,015m up 18%. Statutory profit before tax of £5,066m up 19%

- Impairment charges and other credit provisions of £2,851m down 34%, resulting in a year-to-date annualised loan loss rate of 74bps (2010: 110bps)

- BlackRock, Inc. investment assessed as impaired for accounting purposes, resulting in recycling through the income statement of the £1,800m cumulative reduction in fair value, which was already recognised in equity and deducted for regulatory capital purposes

- Operating expenses excluding PPI provision, flat at £14,488m

- Third interim dividend of 1.0p per share, making 3.0p for the year to date

Income Growth

- Income excluding own credit down 3% to £22,242m. Including own credit, income was up 10% to £25,213m. Own credit gain of £2,882m in the third quarter driven by widening credit spreads on Barclays Capital structured notes, which are held at fair value

- Net operating income up 4% to £19,391m excluding own credit and impairment of investment in BlackRock, Inc. Statutory net operating income up 11% to £20,562m

- Increased contribution from RBB, Barclays Corporate and Barclays Wealth, which together generated a 6% increase in income. Net interest margin was up 9bps to 2.10%, reflecting improvements in the underlying margin and hedging activities

- Increase in net benefit from Group hedging activities of £559m (full year 2010: £665m)

Citizenship

- Increased 2011 gross new UK lending to businesses of £33bn, including £11bn to SMEs, with the Group on track to exceed Project Merlin targets for 2011

- Extended access to basic financial services in 11 countries across Africa, Asia and South America, reaching more than 130,000 new people through our Banking On Change programme including community-led savings and loans groups

- Reached over 175,000 disadvantaged people through our Building Young Futures partnership with UNICEF, including provision of business or vocational skills training to over 112,000

Business Performance

	Nine Months Ended	Nine Months Ended
UK RBB	30.09.11	30.09.10
	£m	£m	% Change
Total income net of insurance claims	3,527	3,332	6
Impairment charges and other credit provisions	(380)	(649)	(41)
Net operating income	3,147	2,683	17
Operating expenses (excluding provision for PPI redress)	(1,950)	(2,047)	(5)
Provision for PPI redress	(400)	-	nm
Total operating expenses	(2,350)	(2,047)	15
Share of post tax results of associates & JVs	1	(2)	nm
Gains on acquisitions and disposals	-	100	nm
Profit before tax	798	734	9

Adjusted profit before tax	1,198	634	89

- Increase in income of 6% reflecting strong growth in mortgages and personal savings partially offset by a reduction in income following closure of the branch-based financial planning business

- Impairment charges reduced by 41% due to significant improvement in unsecured lending

- Operating expenses down 5% excluding the provision for PPI redress

	Nine Months Ended	Nine Months Ended
Europe RBB	30.09.11	30.09.10
	£m	£m	% Change
Total income net of insurance claims	979	901	9
Impairment charges and other credit provisions	(178)	(225)	(21)
Net operating income	801	676	18
Operating expenses	(920)	(750)	23
Share of post tax results of associates & JVs	10	11	(9)
Gains on acquisitions and disposals	-	29	(100)
Loss before tax	(109)	(34)	nm

Adjusted loss before tax	(109)	(63)	73

- Adjusted loss of £109m (2010: loss of £63m) including £129m (2010: £nil) of restructuring charges principally related to operations in Spain

- Strong growth in income of 9% driven by an improved liability margin and the appreciation of the Euro against Sterling

- Impairment charges improved by 21% reflecting focused risk management and stable arrears rates

- Operating expenses increased by 23% reflecting restructuring charges, Italian and Portuguese branch expansion during 2010 and the appreciation of the Euro against Sterling

	Nine Months Ended	Nine Months Ended
Africa RBB	30.09.11	30.09.10
	£m	£m	% Change
Total income net of insurance claims	2,861	2,717	5
Impairment charges and other credit provisions	(377)	(425)	(11)
Net operating income	2,484	2,292	8
Operating expenses	(1,865)	(1,740)	7
Share of post tax results of associates & JVs	3	(2)	nm
Gains on acquisitions and disposals	2	4	(50)
Profit before tax	624	554	13

Adjusted profit before tax	622	550	13

- Profit before tax increased 13%, or 25% excluding a one off pension credit of £54m in 2010

- Income showed growth of 5% driven by improved performance in South Africa

- Impairment charges improved by 11% reflecting more stable economic conditions with improved retail collections and commercial recoveries

- Operating expenses increased 7% primarily reflecting inflationary pressures in South Africa and non recurrence of a pension credit in 2010

	Nine Months Ended	Nine Months Ended
Barclaycard	30.09.11	30.09.10
	£m	£m	% Change
Total income net of insurance claims	3,112	2,988	4
Impairment charges and other credit provisions	(988)	(1,295)	(24)
Net operating income	2,124	1,693	25
Operating expenses (excluding provision for PPI redress)	(1,248)	(1,150)	9
Provision for PPI redress	(600)	-	nm
Total operating expenses	(1,848)	(1,150)	61
Share of post tax results of associates & JVs	26	18	44
Profit before tax	302	561	(46)

Adjusted profit before tax	902	561	61

- Income was 4% ahead of prior year with growth in balances driven by UK Cards, partly offset by customer balance repayments in the US and appreciation of Sterling against the US Dollar

- Impairment charges reduced by 24% reflecting focused risk management and customer balance repayments. The 30 day delinquency rate continued to improve in the UK and the US. This led to a 163bps increase in risk adjusted margin

- Operating expenses were in line with prior year, after excluding the provision for PPI redress, goodwill impairment and portfolio acquisitions

	Nine Months Ended	Nine Months Ended
Barclays Capital	30.09.11	30.09.10
	£m	£m	% Change
Fixed Income, Currency and Commodities	5,354	6,656	(20)
Equities and Prime Services	1,446	1,415	2
Investment Banking	1,521	1,518	-
Principal Investments	196	124	58
Total income net of insurance claims (excluding own credit)	8,517	9,713	(12)
Own credit	2,971	(96)	nm
Total income net of insurance claims	11,488	9,617	19
Impairment charges and other credit provisions	(3)	(321)	(99)
Net operating income	11,485	9,296	24
Operating expenses	(5,831)	(6,094)	(4)
Share of post tax results of associates & JVs	15	16	(6)
Profit before tax	5,669	3,218	76

Adjusted profit before tax	2,698	3,314	(19)

- Total income excluding own credit was down 12% on 2010

       -    Fixed Income, Currency and Commodities (FICC) income declined 20%, reflecting lower contributions from the Credit, Commodities and Emerging Markets businesses, partially offset by an improved performance in Foreign
            Exchange which benefited from strong client volumes, and Group hedging activities

- Equities and Prime Services income increased 2% reflecting improved performance in equity financing

- Investment Banking income was flat with improved performance in equity underwriting and M&A advisory offset by a decrease in debt underwriting

- Total income excluding own credit in the third quarter of 2011 was down 22% on the second quarter of 2011 reflecting reduced income of 16% in FICC, 40% in Equities and Prime Services and 25% in Investment Banking

- Net operating income excluding own credit reduced 9%, having benefited from a significant reduction inimpairment charges to £3m (2010: £321m) principally reflecting charges relating to leveraged finance exposures, offset by a release of £223m against the loan to Protium Finance LLP (Protium) in the first half of 2011

- Operating expenses declined 4% reflecting the reduction in net operating income excluding own credit. Excluding the impact of own credit, the cost to net operating income ratio was 68% and the compensation to income ratio was 46%

	Nine Months Ended	Nine Months Ended
Barclays Corporate	30.09.11	30.09.10
	£m	£m	% Change
Total income net of insurance claims	2,247	2,167	4
Impairment charges and other credit provisions	(896)	(1,354)	(34)
Net operating income	1,351	813	66
Operating expenses	(1,246)	(1,227)	2
Share of post tax results of associates & JVs	1	-	nm
Loss on disposal	(64)	-	nm
Profit/(loss) before tax	42	(414)	nm

Adjusted profit/(loss) before tax	106	(414)	nm

Adjusted profit before tax by geographic segment
UK	592	563	5
Europe	(434)	(700)	(38)
Rest of the World	(52)	(277)	(81)
Barclays Corporate	106	(414)	nm

- UK profit before tax up 5% largely reflecting solid income growth, including benefit from Group hedging activity, and a reduction in impairment, partially offset by an increase in costs mainly due to the non-recurrence of a prior year pension credit

- Europe loss before tax improved 38% principally due to lower impairment charges in Spain of £415m (2010: £751m)

- Rest of the World adjusted loss before tax improved 81% principally due to the non-recurrence of 2010 restructuring charges and subsequent benefits. A significant improvement in impairment charges reflected management action to reduce the risk profile of portfolios

	Nine Months Ended	Nine Months Ended
Barclays Wealth	30.09.11	30.09.10
	£m	£m	% Change
Total income net of insurance claims	1,295	1,143	13
Impairment charges and other credit provisions	(31)	(35)	(11)
Net operating income	1,264	1,108	14
Operating expenses	(1,109)	(986)	12
Share of post tax results of associates & JVs	(2)	-	nm
Profit before tax	153	122	25

Adjusted profit before tax	153	122	25

- Strong income growth of 13% was driven by the High Net Worth businesses

- Operating expenses increased 12% due to uplift in investment spend and related restructuring costs as well as staff and infrastructure costs from growth in the High Net Worth businesses

	Nine Months Ended	Nine Months Ended
Investment Management	30.09.11	30.09.10
	£m	£m	% Change
Total income net of insurance claims	31	58	(47)
Impairment of investment in BlackRock, Inc.	(1,800)	-	nm
Net operating income	(1,769)	58	nm
Operating expenses	(9)	(3)	nm
(Loss)/profit before tax	(1,778)	55	nm

Adjusted profit before tax	80	55	45

- Adjusted profit before tax of £80m (2010: £55m), principally reflected dividend income from the Group's available for sale holding in BlackRock, Inc. which represents a 19.7% interest

- The loss before tax of £1,778m (2010: profit of £55m) resulted from an assessment for accounting purposes that there was objective evidence that the Group's investment in BlackRock, Inc. was impaired. For regulatory capital purposes, the reduction in fair value of £1,800m has already been recognised in the Group's Core Tier 1 capital

- The impairment reflects the recycling through the income statement of the cumulative reduction in market value previously recognised in equity, since the Group's acquisition of its holding in BlackRock, Inc. as part of the sale of Barclays Global Investors on 1 December 2009. The fair value of the holding as at 30 September 2011 was £3.6bn

	Nine Months Ended	Nine Months Ended
Head Office and Other Operations	30.09.11	30.09.10
	£m	£m	% Change
Loss before tax	(635)	(522)	22

Adjusted loss before tax	(635)	(523)	21

- Loss before tax increased 22% largely due to a currency translation gain of £270m in 2010 relating to the repatriation of capital from overseas operations, partially offset by the non-recurrence of 2010 costs of £194m relating to compliance with US economic sanctions

- In accordance with International Financial Reporting Standards, the impact of the UK bank levy, for which legislation was enacted in July 2011, has not been reflected in these results. The total cost for 2011 is expected to be in the range of £330m-£380m

Credit Impairment

- Credit impairment charges and other provisions fell 34% to £2,851m

      -    Charges were lower across all RBB businesses, most notably in Barclaycard and unsecured personal loans and overdrafts in UK RBB, mainly due to lower delinquency rates, reflecting a general improvement in asset quality, the low interest rate environment and broadly flat unemployment rates in the UK and US in the year to date

- The £3m charge in Barclays Capital resulted principally from charges relating to leveraged finance exposures, offset by a release of £223m against the loan to Protium in the first half of 2011

- Charges were lower in Barclays Corporate, notably in Spain and UK, although charges were higher in Portugal where credit conditions remained weak

- The annualised loan loss rate reduced to 74bps (2010: 110bps) and is unchanged from 30 June 2011, as the higher impairment charge on loans and advances in the third quarter was offset by a 2% increase in loans and advances

- Delinquency trends were stable or improving in the majority of retail portfolios with the exception of certain European portfolios, which have experienced some deterioration in the past few months

- The Group's credit risk loans (CRL) coverage ratio remained broadly stable in the third quarter as both CRL balances and impairment allowances fell modestly

Liquidity and Funding

- Barclays liquidity pool increased to £166bn as at 30 September 2011 (30 June 2011: £145bn) and moved within a month end range of £145bn to £166bn during Q3. The increase was largely as a result of increased deposit-taking through the third quarter. The pool represents more than a year of wholesale maturities and includes £152bn FSA eligible assets1

Liquidity Pool	Cash and Deposits With Central Banks	Government Guaranteed Bonds	Government and Supranational Bonds	Other Available Liquidity	Total
	£bn	£bn	£bn	£bn	£bn
As at 30.09.112	100	1	53	12	166
As at 30.06.11	85	1	48	11	145

- As at 30 September 2011, the Group has £146bn of wholesale debt maturing in less than one year. This includes £38bn of term funding, of which £16bn matures during Q4 2011

- Term funding raised over the first nine months of 2011 was £24bn, compared to full year term funding maturities of £25bn. In the third quarter, the Group raised £3bn term debt via Barclays Capital's private placement MTN programmes and £3bn in publicly issued covered bonds and credit card securitisations

- Funding continues to be raised at attractive rates and, as a result of the current funding position, the Group can be selective in accessing public term funding markets

- Retail and Business Banking (excluding Absa), Barclays Corporate and Barclays Wealth activities are largely funded with customer deposits. The funding gap for these businesses is met using asset backed securities and covered bonds, secured primarily over customer loans and advances such as residential mortgages and credit card receivables. The loan to deposit ratio for these businesses is 109% and the ratio of loans to deposits and secured funding is 99%

- Barclays Capital is primarily funded through wholesale markets. The Group maintains access to a variety of sources of wholesale funds, including unsecured money markets, repo markets and term investors, across a variety of distribution channels and geographies. The Group wholesale funding profile, including tenor and concentration risks, is managed under the Group Liquidity Risk Framework, which is subject to FSA supervision, to ensure sufficient liquidity is held to cover potential cash outflows in a stressed environment

1 High quality unencumbered assets that meet the requirements of the FSA liquidity regime, primarily comprising deposits with central banks and Government bonds

2      Over 95% of central bank deposits are placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank. 80% of Government and supranational bonds are comprised of UK, US, Japanese, French, German and Dutch securities

Group Exposures to Selected Eurozone Countries

- The Group continues to closely monitor its exposure to Eurozone countries. Detailed information on the Group's balance sheet positions in Spain, Italy, Portugal, Ireland and Greece as at 30 September 2011 is set out on pages 14-16

- During Q3 the Group's sovereign exposure to these countries reduced by 31% to £8.0bn

      -    Spanish sovereign exposure reduced 43% to £2.7bn due to the sale of available for sale government bonds held for interest rate hedging purposes that have been replaced by interest rate swaps with alternative counterparties

- Italian sovereign exposures reduced 24% to £4.1bn as government bond positions were closed out

- Portuguese sovereign exposure reduced 17% to £805m with a reduction in client activity

- Exposure to Ireland remained broadly flat in Q3, principally comprising exposures to financial institutions of £4.4bn (30 June 2011: £4.5bn), including £1.3bn of trading assets and £1.1bn of loans to entities domiciled in Ireland whose principal business and exposures are outside of Ireland. Exposures to domestic Irish banks remained below £250m

- Exposure to Greece remained minimal, including sovereign exposures of £23m

Dividends

- It is our policy to declare and pay dividends on a quarterly basis. We will pay a third interim cash dividend for 2011 of 1p per share on 9 December 2011, giving a declared dividend for the year to date of 3p per share

Outlook

- Capital markets remained difficult in October but have shown some improvement since the announcement by Eurozone leaders last week. Our retail, corporate and wealth businesses have performed broadly in line with their underlying run rates for the first nine months of the year

Other Information

Results Timetable	Date
Ex-dividend date	9 November 2011
Dividend Record date	11 November 2011
Dividend Payment date	9 December 2011
2011 Full Year Results Announcement	15 February 2012
Q1 2012 Interim Management Statement	26 April 2012

For Further Information Please Contact

Investor Relations	Media Relations
Charlie Rozes +44 (0) 20 7116 7599	Giles Croot +44 (0) 20 7116 6132

More information on Barclays can be found on our website: www.barclays.com

Notes

- Unless otherwise stated, the income statement analyses compare the nine months to 30 September 2011to the corresponding period in 2010. Balance sheet comparisons, unless otherwise stated, relate to the corresponding position as at 30 June 2011

- Adjusted profit before tax and adjusted performance metrics have been presented to provide a more consistent basis for comparing business performance between periods. These measures exclude: the impact of own credit; the impairment of the investment in BlackRock, Inc.; the provision for PPI redress; and gains and losses on acquisitions and disposals of subsidiaries, associates, joint ventures and strategic investments

- The financial information on which this Interim Management Statement is based, and other data set out in the appendices to this statement, are unaudited and have been prepared in accordance with Barclays previously stated accounting policies described in the 2010 Annual Report. A glossary of terms is also set out in the 2010 Annual Report

- For qualifying US and Canadian resident ADR holders, the interim dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will mail the interim dividend on 9 December 2011 to ADR holders on the record on 11 November 2011

Forward-looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic, Eurozone and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities (including requirements regarding capital and Group structures), changes in legislation, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of such factors being beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority, the London Stock Exchange plc or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the LSE and/or the US Securities and Exchange Commission.

Q311 IMS Appendix I - Quarterly Results Summary

UK RBB	Q311	Q211	Q111	Q410	Q310	Q210	Q110
	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	1,273	1,170	1,084	1,186	1,161	1,087	1,084
Impairment charges and other credit provisions	(105)	(131)	(144)	(170)	(202)	(222)	(225)
Net operating income	1,168	1,039	940	1,016	959	865	859
Operating expenses (excluding provision for PPI redress)	(675)	(622)	(653)	(762)	(725)	(628)	(694)
Provision for PPI redress1	-	(400)	-	-	-	-	-
Total operating expenses	(675)	(1,022)	(653)	(762)	(725)	(628)	(694)
Share of post tax results of associates & JVs	1	(1)	1	1	(4)	-	2
Gains on acquisitions and disposals1	-	-	-	-	-	29	71
Profit before tax	494	16	288	255	230	266	238

Adjusted profit before tax	494	416	288	255	230	237	167

Europe RBB
Total income net of insurance claims	375	309	295	263	299	297	305
Impairment charges and other credit provisions	(62)	(47)	(69)	(89)	(92)	(62)	(71)
Net operating income	313	262	226	174	207	235	234
Operating expenses	(263)	(368)	(289)	(283)	(255)	(246)	(249)
Share of post tax results of associates & JVs	2	4	4	4	4	4	3
Gains on acquisitions and disposals1	-	-	-	-	-	-	29
Profit/(loss) before tax	52	(102)	(59)	(105)	(44)	(7)	17

Adjusted profit/(loss) before tax	52	(102)	(59)	(105)	(44)	(7)	(12)

Africa RBB
Total income net of insurance claims	994	955	912	983	935	900	882
Impairment charges and other credit provisions	(109)	(126)	(142)	(137)	(95)	(164)	(166)
Net operating income	885	829	770	846	840	736	716
Operating expenses	(642)	(618)	(605)	(678)	(671)	(549)	(520)
Share of post tax results of associates & JVs	-	1	2	5	(3)	-	1
Gains on acquisitions and disposals1	2	-	-	77	-	4	-
Profit before tax	245	212	167	250	166	191	197

Adjusted profit before tax	243	212	167	173	166	187	197

Barclaycard
Total income net of insurance claims	1,140	1,012	960	1,036	1,030	981	977
Impairment charges and other credit provisions	(340)	(344)	(304)	(393)	(405)	(425)	(465)
Net operating income	800	668	656	643	625	556	512
Operating expenses (excluding provision for PPI redress)	(430)	(447)	(371)	(420)	(386)	(364)	(400)
Provision for PPI redress1	-	(600)	-	-	-	-	-
Total operating expenses	(430)	(1,047)	(371)	(420)	(386)	(364)	(400)
Share of post tax results of associates & JVs	8	7	11	7	5	7	6
Profit/(loss) before tax	378	(372)	296	230	244	199	118

Adjusted profit before tax	378	228	296	230	244	199	118
1 Excluded for adjusted profit before tax and adjusted performance metrics
Barclays Capital	Q311	Q211	Q111	Q410	Q310	Q210	Q110
	£m	£m	£m	£m	£m	£m	£m
Fixed Income, Currency and Commodities	1,438	1,715	2,201	2,031	1,773	2,138	2,745
Equities and Prime Services	338	563	545	625	359	563	493
Investment Banking	389	520	612	725	501	461	556
Principal Investments	89	99	8	115	19	4	101
Total income (excluding own credit)	2,254	2,897	3,366	3,496	2,652	3,166	3,895
Own credit gain/(charge)1	2,882	440	(351)	487	(947)	953	(102)
Total income	5,136	3,337	3,015	3,983	1,705	4,119	3,793
Impairment charges and other credit provisions	(114)	80	31	(222)	(12)	(41)	(268)
Net operating income	5,022	3,417	3,046	3,761	1,693	4,078	3,525
Operating expenses	(1,758)	(2,006)	(2,067)	(2,201)	(1,881)	(2,154)	(2,059)
Share of post tax results of associates and JVs	6	6	3	2	6	7	3
Profit/(loss) before tax	3,270	1,417	982	1,562	(182)	1,931	1,469

Adjusted profit before tax	388	977	1,333	1,075	765	978	1,571

Barclays Corporate
Total income net of insurance claims	776	768	703	807	766	683	718
Impairment charges and other credit provisions	(282)	(327)	(287)	(342)	(405)	(642)	(307)
Net operating income	494	441	416	465	361	41	411
Operating expenses	(407)	(427)	(412)	(680)	(398)	(343)	(486)
Share of post tax results of associates & JVs	2	2	(3)	(2)	-	-	-
Losses on disposal1	-	(64)	-	-	-	-	-
Profit/(loss) before tax	89	(48)	1	(217)	(37)	(302)	(75)

Adjusted profit/(loss) before tax	89	16	1	(217)	(37)	(302)	(75)

Barclays Wealth
Total income net of insurance claims	447	426	422	417	386	387	370
Impairment charges and other credit provisions	(12)	(9)	(10)	(13)	(8)	(17)	(10)
Net operating income	435	417	412	404	378	370	360
Operating expenses	(369)	(375)	(365)	(363)	(351)	(320)	(315)
Share of post tax results of associates & JVs	(1)	-	(1)	-	-	-	-
Profit before tax	65	42	46	41	27	50	45

Adjusted profit before tax	65	42	46	41	27	50	45

Investment Management
Total income net of insurance claims2	32	(25)	24	20	24	5	29
Impairment of investment in BlackRock, Inc.1	(1,800)	-	-	-	-	-	-
Net operating income	(1,768)	(25)	24	20	24	5	29
Operating expenses	(3)	(6)	-	(8)	-	(3)	-
(Loss)/profit before tax	(1,771)	(31)	24	12	24	2	29

Adjusted profit before tax	29	27	24	12	24	2	29

Head Office Functions and Other Operations
Loss before tax	(400)	(145)	(90)	(237)	(101)	(203)	(218)

Adjusted loss before tax	(401)	(142)	(92)	(236)	(102)	(203)	(218)

1        Excluded for adjusted profit before tax and adjusted performance metrics
2       Q2 2011 includes a £58m loss on disposal of a portion of the Group's strategic investment in BlackRock, Inc. recycled through investment income that is excluded for adjusted profit before tax and adjusted performance metrics

Q311 IMS Appendix II - Risk Management Analysis of Loans and Advances to Customers and Banks

As at 30.09.11	Gross L&A	Impairment Allowance	L&A Net of Impairment	Impairment Charges1	Loan Loss Rates2
	£m	£m	£m	£m	bps
Wholesale - customers	223,780	5,261	218,519	1,020	61
Wholesale - banks	58,899	45	58,854	(7)	(2)
Total wholesale	282,679	5,306	277,373	1,013	48

Total retail	238,823	5,997	232,826	1,858	104
Loans and advances at amortised cost	521,502	11,303	510,199	2,871	74

Loans and advances held at fair value	24,147	na	24,147
Total loans and advances	545,649	11,303	534,346

As at 30.06.11
Wholesale - customers	212,523	5,132	207,391	621	59
Wholesale - banks	58,799	48	58,751	(4)	(1)
Total wholesale	271,322	5,180	266,142	617	46

Total retail	241,033	6,441	234,592	1,257	105
Loans and advances at amortised cost	512,355	11,621	500,734	1,874	74

Loans and advances held at fair value	23,779	na	23,779
Total loans and advances	536,134	11,621	524,513

1 The impairment charge provided above relates to the nine months ended 30 September 2011 and six months ended 30 June 2011 2 Loan loss rates have been calculated on an annualised basis

Q311 IMS Appendix III - Group Exposures to Selected Eurozone Countries

Group Exposures to Selected Eurozone Countries

- The following tables are prepared on the same basis as the 2011 Interim Results Announcement and present the maximum direct balance sheet exposure to credit risk by country, with the totals reflecting allowance for impairment, netting and cash collateral held where appropriate

- Trading and derivatives balances relate to investment banking activities, principally as market maker for government bond positions. Positions are held at fair value, with daily movements taken through profit and loss

- Available for sale assets are principally investments in government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities. Balances are reported on a fair value basis, with movements in fair value going through equity

- Loans and advances held at amortised cost, comprising: retail lending portfolios, predominantly mortgages secured on residential property; and corporate lending portfolios largely reflecting established corporate banking businesses in Spain, Italy and Portugal and investment banking services provided to multinational and large national corporate clients

- Sovereign exposures reflect direct exposures to central and local government, the majority of which are used for hedging interest rate risk relating to local activities. These positions are being actively replaced by non-government instruments such as interest rate swaps. The remaining portion is actively managed reflecting our role as leading primary dealer, market maker and liquidity provider to our clients

- Financial institution and corporate exposuresreflect the country of operations of the immediate counterparty (including foreign subsidiaries and without reference to cross-border guarantees)

- Retail exposures reflect the country of residence of retail customers

- The Group enters into credit mitigation arrangements for risk management purposes (principally credit default swaps and total return swaps) for which the reference asset is government debt. These have the net effect of reducing the Group's exposure to these Eurozone countries. Only credit mitigation arrangements with counterparties in these countries are reflected in the analysis below. Credit mitigation arrangements with counterparties outside of these countries, for which the reference asset is Eurozone government debt, are not included in the analysis below

Spain
	Trading Portfolio			Derivatives				Designated as Fair Value Through P&L
Fair Value through Profit and Loss	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral	Net Derivatives		Total as at 30.09.11	Total as at 30.06.11
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	1,036	(850)	186	101	(101)	-	-	-	186	48
Financial institutions	428	(247)	181	9,020	(8,994)	(26)	-	-	181	343
Corporate	118	(99)	19	597	(289)	(2)	306	86	411	340

Fair Value through Equity				Available for Sale Assets as at 30.09.11						Total as at
				Cost		AFS Reserve		Total		30.06.11
				£m		£m		£m		£m
Sovereign					2,454		12	2,466		4,713
Financial institutions					593		(17)	576		558
Corporate					16		(1)	15		25

Held at Amortised Cost				Loans and Advances as at 30.09.11						Total as at
					Gross	Impairment Allowances			Total	30.06.11
					£m		£m		£m	£m
Sovereign					65		(1)	64		39
Financial institutions					322		(8)	314		370
Residential mortgages					15,305		(95)	15,210		16,503
Corporate					6,434		(1,348)	5,086		5,281
Other retail lending					3,405		(162)	3,243		3,170

Italy
	Trading Portfolio			Derivatives				Designated as Fair Value Through P&L
Fair Value through Profit and Loss	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral	Net Derivatives		Total as at 30.09.11	Total as at 30.06.11
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	3,606	(2,621)	985	1,373	(605)	(100)	668	1	1,654	2,757
Financial institutions	491	(81)	410	7,153	(5,724)	(1,147)	282	-	692	673
Corporate	121	(79)	42	485	(306)	(93)	86	-	128	112

Fair Value through Equity				Available for Sale Assets as at 30.09.11						Total as at
				Cost		AFS Reserve		Total		30.06.11
				£m		£m		£m		£m
Sovereign					2,399		64	2,463		2,686
Financial institutions					194		2	196		153
Corporate					26		(1)	25		17

Held at Amortised Cost				Loans and Advances as at 30.09.11						Total as at
					Gross	Impairment Allowances			Total	30.06.11
					£m		£m		£m	£m
Sovereign					17		-	17		-
Financial institutions					73		(12)	61		14
Residential mortgages					15,561		(84)	15,477		15,486
Corporate					2,675		(162)	2,513		2,714
Other retail lending					2,608		(178)	2,430		2,473

Portugal
	Trading Portfolio			Derivatives				Designated as Fair Value Through P&L
Fair Value through Profit and Loss	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral	Net Derivatives		Total as at 30.09.11	Total as at 30.06.11
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	144	(107)	37	429	(429)	-	-	3	40	152
Financial institutions	49	(15)	34	333	(333)	-	-	-	34	30
Corporate	1	(1)	-	215	(84)	-	131	-	131	110

Fair Value through Equity				Available for Sale Assets as at 30.09.11						Total as at
				Cost		AFS Reserve		Total		30.06.11
				£m		£m		£m		£m
Sovereign					893		(155)	738		792
Financial institutions					2		-	2		3

Corporate	879	(6)	873	1,033

Held at Amortised Cost	Loans and Advances as at 30.09.11			Total as at
	Gross	Impairment Allowances	Total	30.06.11
	£m	£m	£m	£m
Sovereign	27	-	27	26
Financial institutions	18	-	18	45
Residential mortgages	3,704	(13)	3,691	3,828
Corporate	2,747	(175)	2,572	2,721
Other retail lending	2,264	(200)	2,064	2,143

Ireland
	Trading Portfolio			Derivatives				Designated as Fair Value Through P&L
Fair Value through Profit and Loss	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral	Net Derivatives		Total as at 30.09.11	Total as at 30.06.11
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	133	(133)	-	491	(108)	(372)	11	1	12	148
Financial institutions	1,788	(52)	1,736	5,979	(5,366)	(613)	-	49	1,785	1,591
Corporate	78	(17)	61	643	(643)	-	-	9	70	243

Fair Value through Equity				Available for Sale Assets as at 30.09.11						Total as at
				Cost		AFS Reserve		Total		30.06.11
				£m		£m		£m		£m
Sovereign					214		7		221	183
Financial institutions					244		14		258	253
Corporate					5		-		5	15

Held at Amortised Cost				Loans and Advances as at 30.09.11						Total as at
					Gross	Impairment Allowances			Total	30.06.11
					£m		£m		£m	£m
Sovereign					120		-		120	-
Financial institutions					2,471		(148)		2,323	2,622
Residential mortgages					114		(1)		113	87
Corporate					991		(21)		970	1,056
Other retail lending					293		(3)		290	296

Greece
	Trading Portfolio			Derivatives				Designated as Fair Value Through P&L
Fair Value through Profit and Loss	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral	Net Derivatives		Total as at 30.09.11	Total as at 30.06.11
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	14	(2)	12	7	(3)	(3)	1	-	13	55
Financial institutions	2	-	2	1,097	(266)	(731)	100	-	102	93
Corporate	4	-	4	1	-	-	1	-	5	18

Fair Value through Equity				Available for Sale Assets as at 30.09.11						Total as at
				Cost		AFS Reserve		Total		30.06.11
				£m		£m		£m		£m
Sovereign					10		-		10	14

Held at Amortised Cost				Loans and Advances as at 30.09.11						Total as at
					Gross	Impairment Allowances			Total	30.06.11
					£m		£m		£m	£m
Residential mortgages					4		-		4	6
Corporate					64		-		64	139
Other retail lending					31		(10)		21	22

Q311 IMS Appendix IV - Barclays Capital Credit Market Exposures

Barclays Capital Credit Market Exposures

							Nine Months Ended 30.09.11
Credit market exposures1	As at 30.09.11	As at 30.06.11	As at 31.12.10	As at 30.09.11	As at 30.06.11	As at 31.12.10	Fair Value (Losses)/ Gains and Net Funding	Impairment (Charge)/ Release	Total (Losses)/ Gains
	$m	$m	$m	£m	£m	£m	£m	£m	£m
Protium assets2	4,844	5,411	10,884	3,109	3,374	7,028	(507)	223	(284)

US Residential Mortgages
ABS CDO Super Senior	2,918	2,949	3,085	1,873	1,839	1,992	(28)	7	(21)
US sub-prime and Alt-A	706	775	1,025	453	483	662	(4)	41	37

Commercial Mortgages
Commercial real estate loans and properties	8,780	10,390	11,006	5,635	6,479	7,106	432	-	432
Commercial Mortgaged Backed Securities	95	96	184	61	60	119	-	-	-
Monoline protection on CMBS	9	10	18	6	6	12	33	-	33

Other Credit Market
Leveraged Finance3	6,560	7,019	7,636	4,210	4,377	4,930	44	(138)	(94)
SIVs, SIV -Lites and CDPCs	14	8	618	9	5	399	(15)	-	(15)
Monoline protection on CLO and other	1,904	2,000	2,541	1,222	1,247	1,641	30	-	30

Total	25,830	28,658	36,997	16,578	17,870	23,889	(15)	133	118

- Barclays Capital's credit market exposures primarily relate to commercial real estate, leveraged finance, and collateral previously underlying the loan to Protium. These exposures arose before the market dislocation in mid-2007

- During 2011, credit market exposures decreased by £7,311m to £16,578m, reflecting net sales and paydowns and other movements of £7,197m and foreign exchange rate movements of £232m, partially offset by fair value losses and impairment releases of £118m. The net sales, paydowns and other movements of £7,197m included:

      -    £3,412m relating to assets formerly held as collateral for the loan to Protium Finance LLP, comprising £1,938m net sales, £959m loan and interest repayments and £515m paydowns and other movements. Of these proceeds £459m was invested in Helix, an existing fund managed by an independent asset management firm

- £1,855m of commercial real estate loans and properties sales, including £318m ($529m) to Crexus Investment Corp

1 As the majority of exposure is held in US Dollars, the exposures above are shown in both US Dollars and Sterling

2       Prior to 27 April 2011 when Protium was consolidated by the Group the exposure was a loan. This was carried at the amount equivalent to the fair value of the underlying collateral from 31 December 2010

3 Includes undrawn commitments of £198m (30 June 2011: £241m, 31 December 2010: £264m)

Protium Assets

			Acquisition Date					Acquisition Date
	As at 30.09.11	As at 30.06.11	As at 27.04.11	As at 31.12.10	As at 16.09.09	As at 30.09.11	As at 30.06.11	As at 27.04.11	As at 31.12.10	As at 16.09.09
	$m	$m	$m	$m	$m	£m	£m	£m	£m	£m
US sub-prime and Alt-A	1,590	2,142	4,406	4,402	4,477	1,020	1,335	2,665	2,710	2,716
Commercial mortgage-backed securities	2,244	2,400	3,092	3,257	1,897	1,440	1,497	1,870	2,103	1,151
Monoline protection	-	-	-	225	4,562	-	-	-	145	2,768
CLO and other assets	1,010	869	1,952	1,636	1,349	649	542	1,181	1,189	818
Total collateral	4,844	5,411	9,450	9,520	12,285	3,109	3,374	5,716	6,147	7,453

Cash and cash equivalents	na	na	231	1,364	250	na	na	140	881	152

Total assets	4,844	5,411	9,681	10,884	12,535	3,109	3,374	5,856	7,028	7,605

- On 16 September 2009, Barclays Capital sold assets of $12,285m, including $8,384m in credit market assets, to Protium. As part of the transaction, Barclays extended a $12,641m 10 year loan to Protium

- In April 2011, Barclays entered into several agreements to acquire all third party interests in Protium in order to help facilitate the Group's early exit from the underlying exposures. As a result, Protium was then consolidated by the Group. Subsequently, Protium sold its assets to Barclays entities and the loan has been repaid

- As part of this transaction, $750m was invested in Helix. The investment represented 86% of the Helix fund, which has been consolidated by the Group. The fund's investments primarily comprise government and agency securities and, as such, Helix does not represent a credit market exposure. As at 30 September 2011, the fair value of Barclays investment in the fund was $737m